MASSACHUSETTS FINANCIAL SERVICES COMPANY

111 Huntington Avenue — BOSTON — MASSACHUSETTS 02199-7618

617-954-5000

June 13, 2014

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MFS® Variable Insurance Trust (the “Trust”), on behalf of MFS Value Series (File No. 333-195619)

Ladies and Gentlemen:

Pursuant to Rule 497(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, enclosed is the final form of: (i) the combined Prospectus/Proxy Statement; (ii) the Statement of Additional Information and (iii) proxy cards, each relating to the acquisition of the assets and liabilities of MFS Value Portfolio, a series of MFS Variable Insurance Trust II, by MFS Value Series, a series of the Trust. The combined Prospectus/Proxy Statement is being mailed to shareholders on or about June 13, 2014.

If you have any questions concerning this filing, please call the undersigned at (617) 954-4340 or James Goundrey at (617) 954-7284.

Very truly yours,

/S/ Susan A. Pereira
Susan A. Pereira
Assistant Secretary

enclosures